August 6, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Limited Partnership (the “Partnership”)

Annual Report on Form 10-K for the year ended December 31, 2008

Commission File No. 000-20625

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 9, 2009 (the “Comment Letter”) related to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Partnership’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – The Partnership, page 61

1.

We have read and reviewed your response to our comment 2. We note that decisions to settle redemptions of common units in either cash or shares are made by Duke Realty Corporation (the “Company”) in its capacity as general partner, and that you have concluded that share settlement is within the Partnership’s control and that the units are appropriately classified within permanent equity. Please tell us how the Partnership controls the ability to obtain shares from the Company. While we note there are terms under the partnership agreement that require the Company to maintain sufficient shares, is there a contractual arrangement between the Company and the Partnership that obligates the Company to deliver its shares to the Partnership in the event a redemption request is made to the general partner? If so, please provide excerpts from contractual agreement.

Response:

The Second Amended and Restated Agreement of Limited Partnership, dated as of July 2, 1999 (as amended, the “Partnership Agreement”), is the contractual agreement that governs the relationship between the Partnership, Duke Realty Corporation, the Partnership’s sole General Partner (the “Company”), and each of the Partnership’s limited partners (collectively, the “Limited Partners”). In determining whether the Partnership’s common units should be classified as temporary equity we considered a variety of facts and circumstances, including the guidance set forth in EITF Topic No. D-98. Based upon our review of the Partnership Agreement and discussions with our legal counsel, we concluded that the Company is obligated to issue shares of its common stock to settle redemption requests, except in situations where such issuance would cause the Company to fail to qualify as a REIT. Because the settlement of redemption requests in shares of the Company’s common stock is contractually enforceable under the terms of the Partnership Agreement, we concluded that our common units are appropriately classified in permanent equity.

Section 7.07(a) of the Partnership Agreement provides that each Limited Partner has the right (the “Redemption Right”) to require the Partnership to redeem all or a portion of the common units held by such Limited Partner at a price per common unit equal to the Redemption Amount (as defined below). Section 7.07(b) of the Partnership Agreement provides that, notwithstanding Section 7.07(a), a Limited Partner that exercises its Redemption Right shall be deemed to have offered to sell the common units directly to the Company and the Company may, in its sole and absolute discretion, purchase such common units for the Redemption Amount. It is important to note that, under both 7.07(a) (relating to a direct redemption of the common units by the Partnership) and 7.07(b) (relating to the Company’s purchase of the common units directly from the redeeming partner), the only consideration is the Redemption Amount.

The definition of “Redemption Amount” in the Partnership Agreement clearly provides that redeeming Limited Partners shall receive shares of the Company’s common stock upon the redemption of their common units in the Partnership, except in very limited circumstance where the Company determines that issuing shares of its common stock to satisfy a redemption request could cause it to fail to qualify as a REIT, in which case the Redemption Amount could be paid in cash. Therefore, unless the Company affirmatively determines that the issuance of shares of its common stock could cause it to fail to qualify as a REIT, the Company is contractually bound by the Partnership Agreement to issue shares of its common stock to redeeming Limited Partners. Further, because the Partnership does not own, and is not required by the terms of the Partnership Agreement to own, an inventory of shares of the Company’s common stock, it is clear that the intent of the Partnership Agreement is to contractually impose upon the Company the obligation to make shares of its common stock available on an as-needed basis to honor redemption requests of Limited Partners.

As noted in our previous response, the Partnership does not have its own officers or directors. Instead, pursuant to Section 3.03 of the Partnership Agreement, the Company, as the Partnership’s sole General Partner, is responsible for the management of the Partnership’s business and has exclusive and complete power and discretion to make all decisions and to do all things that it deems necessary or desirable on behalf of the Partnership. Therefore, the decision as to the form of the Redemption Amount (i.e., whether a Limited Partner receives shares of the Company’s common stock, cash, or a combination thereof) is solely within the control of the Company, as the Partnership’s sole General Partner and, therefore, is within the control of the Partnership, but only to the extent that the Company determines that the issuance of shares of its common stock could cause it to fail to qualify as a REIT. Put another way, the Company and the Partnership (which, for all practical purposes and intents, are the same entity) are bound in all cases to deliver shares of the Company’s common stock to redeeming Limited Partners in respect of their common units in the Partnership, except in cases where the Company and the Partnership determine that such delivery could jeopardize the Company’s status as a REIT.

The practical effect of this structure, and the definition of Redemption Amount, is that (1) the Company is obligated to deliver shares of its common stock to satisfy Limited Partner redemption requests, and (2) based upon the existing ownership of the Company and the Partnership, there is no circumstance under which the Company could be permitted to distribute cash to redeem common units. Specifically, as of June 30, 2009, (1) there were approximately 6.7 million outstanding common units held by approximately 236 Limited Partners, and (2) the Company’s five largest shareholders (none of whom is a limited partner) owned approximately 29.0% of the Company’s approximately 223.8 million outstanding shares of common stock. In order for the Company to fail to qualify as a REIT upon the issuance of shares of its common stock to Limited Partners to satisfy a redemption request, the Company would have to fail the so called “5/50” test – a rule that prohibits REITs from having five or fewer investors who collectively own 50.0% or more of the REIT’s capital stock. Based upon the foregoing data, it would be mathematically impossible for the Company to fail this test if one or more of the Partnership’s Limited Partners were to redeem their common units. Therefore, the Company would be obligated in all instances to issue shares of its common stock to satisfy redemption requests from the Limited Partners.

As noted in our previous response, Section 7.07(c) of the Partnership Agreement requires that the Company “reserve and keep available for issuance upon the exercise of the Redemption Right such number of its authorized but unissued REIT Shares as will be sufficient to permit the exercise in full of the Redemption Right by all holders of Units.” The Company and the Partnership have interpreted this requirement, in conjunction with the definition of Redemption Amount, to mean that the Company is contractually bound under the Partnership Agreement to deliver shares of its common stock (i) to the Partnership in order to satisfy redemption requests (under Section 7.07(a)), and (ii) directly to the redeeming Limited Partner in the event the Company elects to purchase the common units tendered for redemption under Section 7.07(b), except in extremely limited circumstances where the Company determines that the issuance of such shares could cause it to fail to qualify as a REIT. In the event that the Company failed to honor its obligation to deliver shares of its common stock in order to satisfy redemption requests, such redeeming Limited Partners would have a breach of contract claim against both the Partnership and the Company for failing to honor the terms of the Partnership Agreement.

In order to clarify the description of the Redemption Rights of holders of our common units in our future filings, we will revise Note 1 to include the following description:

“Limited Partners have the right to redeem their Limited Partner Units, subject to certain restrictions. Pursuant to the Partnership Agreement, the General Partner is obligated to redeem the Limited Partner Units in shares of its common stock, unless it determines, in its reasonable discretion that the issuance of shares of its common stock could cause it to fail to qualify as a REIT. Each Limited Partner Unit shall be redeemed for one share of the General Partner’s common stock, or, in the event that the issuance of shares could cause the General Partner to fail to qualify as a REIT, cash equal to the fair market value of one share of the General Partner’s common stock at the time of redemption, in each case, subject to certain adjustments described in the Partnership Agreement.”

Please note that our independent auditors and our outside legal counsel concur with the conclusions stated above.

2.

We also note from your response that you concluded that there are no circumstances in which the Company, in its capacity as the Partnership’s general partner, would be precluded from delivering its own shares to satisfy redemption of common units solely because of fiduciary duties to the Company’s shareholders. In this regard, please provide us with the analysis you performed, including any related legal analysis, which helped form your conclusion.

Response:

As discussed above in response to Comment No. 1, pursuant to the Partnership Agreement, the only circumstance in which the Company can deliver cash (in lieu of shares of its common stock) to a redeeming Limited Partner, occurs in situations where the Company determines, in its reasonable discretion, that the delivery of such shares could cause the Company to fail to qualify as a REIT. Regardless of the fiduciary obligations that the Company owes to its shareholders, on the one hand, and that the Company owes to the Partnership and the Limited Partners, on the other hand, the Company is contractually obligated to deliver shares to the redeeming Limited Partner, subject to a very limited REIT qualification exception. Also, as discussed above in response to Comment No. 1, based upon the existing ownership of the Company and Partnership, there is no circumstance under which a proposed redemption could jeopardize the Company’s REIT status.

In its comment letter dated June 12, 2009, the Staff noted that “the fiduciary duties of senior management and the board are not identical with respect to the Operating

Partnership and the General Partner.” Although the Company is not obligated to consider the interests of the Limited Partners in deciding whether or not to cause the Partnership to take (or decline to take) any action, we have concluded that under no circumstance would the Company be precluded from delivering its own shares to satisfy redemption requests solely because of its fiduciary duties its shareholders. As stated above, in determining whether to issue common stock or cash to a redeeming Limited Partner, the Company is constrained by the definition of the term Redemption Amount. The only scenario in which the Company or the Partnership is permitted to deliver cash to the Limited Partners, as opposed to shares of the Company’s common stock, is if the Company determines in its reasonable discretion, that the delivery of common stock could cause it to fail to qualify as a REIT, in which case the Redemption Agreement could be paid in cash.

The Company and the Partnership have reached the conclusion that, under no circumstance would the Company be precluded from delivering its own shares to satisfy redemption requests solely because of its fiduciary duties to its shareholders – this is because the economic interests of the Company’s shareholders and the Partnership’s unitholders are completely aligned. The Company’s shareholders indirectly own the substantial majority of the Partnership’s common units through the Company. Therefore, any decision that affects the common unitholders has a similar effect on the Company’s shareholders. Likewise, since the Redemption Amount consists of the Company’s common stock (or cash in an amount equal to the market price of the common stock), any decision affecting the Company’s shareholders has an indirect and corresponding effect on the Partnership’s unitholders. For example, the preservation of the Company’s REIT status is in the best interests of both the Company and Partnership given the adverse effects that failing to qualify as a REIT would have from both a tax perspective and on the price of the Company’s common stock. It also is in the best interests of both the Company and the Partnership for the Company to issue shares of its common stock to satisfy redemption requests in order to preserve the capital of the combined entity. Likewise, the issuance of shares would not have a dilutive effect on the Company’s earnings per share since it will own a correspondingly larger percentage of the Partnership following such redemption.

Loss of REIT status would mean that the Company would be required to pay substantial amounts of federal, state and local income taxes. The most likely source of cash to pay such substantial income taxes would be a large reduction and possible total elimination in the amount of dividends paid to the Company’s shareholders and Partnership’s unitholders. This would have a significant adverse impact on the value of the Company’s stock price. A decrease in the Company’s stock price would have a corresponding adverse impact on the value of the common units, as the redemption of such units for shares of the Company’s common stock, followed by the sale of such stock, is the Limited Partner’s only source of liquidity for those units.

Loss of REIT status also would cause defaults in certain of the Partnership’s loan agreements. Most notably, the loss of REIT status would constitute an event of default under the Partnership’s unsecured line of credit agreement.

The fiduciary duties of the Company’s Board of Directors and management team dictate that they collectively seek to maximize the value of the Company’s common stock. Because the Partnership’s common units are the economic equivalent of the Company’s common stock, and because the Partnership’s common units are redeemable on a one-to-one basis into shares of the Company’s common stock, the Company’s Board of Directors and management team in all cases best exercise their fiduciary duties by pursuing business strategies and other decisions that maximize shareholder (and, by definition, common unitholder) value. This includes making decisions that are oriented towards the preservation of REIT status, the tax efficiencies realized from which support the Company’s (and the Partnership’s) overall value.

Please note that our independent auditors and our outside legal counsel concur with the conclusions stated above.

Note 8 – Segment Reporting, page 74

3.

We read your response to comment four, reviewed the segment disclosure in your Form 10-Q for the three months ended March 31, 2009 and note that while you have removed the subtotal for Segment FFO, you have continued to provide FFO on a segment basis. As stated in our previous comment, to the extent your segment FFO provides adjustments that do not appear to comply with the definition adopted by NAREIT you should clearly describe that it is a modified measure that differs from the NAREIT definition and explain the basis for those adjustments.

Response:

The segment-level measure of profitability represents net earnings excluding depreciation expense as well as certain other non-segment items such as interest expense and general and administrative expenses. This measure of segment-level profitability is what is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. FFO is our defined measure of profitability at the consolidated level and our presentation of FFO attributable to common unitholders at the consolidated level complies with NAREIT’s definition. We will add further description in future filings that acknowledges that the segment level measure of profitability does not constitute FFO, as defined by NAREIT, but that our consolidated measure of profitability does meet that definition.

As requested in your letter, the Partnership acknowledges that:

—	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at
317/808-6030

Sincerely,

/s/ Dennis D. Oklak

Chairman and Chief Executive Officer of the General Partner

Duke Realty Limited Partnership